December 4, 2025

Yipeng Li
Chief Financial Officer
Cloopen Group Holding Ltd
16/F Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing 100102
People's Republic of China

        Re: Cloopen Group Holding Ltd
            Form 20-F for Fiscal Year Ended December 31, 2024
            Response dated November 21, 2025
Dear Yipeng Li:

        We have reviewed your November 21, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 17, 2025 letter.

Form 20-F for Fiscal Year Ended December 31, 2024
Introduction, page ii

1.     We note your proposed disclosure in response to prior comment 1. Please further
       revise your proposed disclosure to remove the exclusion of Hong Kong and Macau from the definition of "PRC" and "China." Revise to clearly state that all the legal and
       operational risks associated with having operations in the People   s
Republic of China
       (PRC) also apply to operations and entities in Hong Kong and Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks. To the extent you do not have material operations in Hong Kong and/or Macau, as you indicate in your response, you may provide disclosure to this effect. However, we also note that you have two Hong Kong intermediate holding companies in your corporate structure and disclose income before taxes attributable to
 December 4, 2025
Page 2

       Hong Kong for fiscal year 2024 in your income tax disclosure on page F-49. Please provide us with proposed revised disclosures in your response.
Item 3. Key Information
The Holding Foreign Companies Accountable Act, page 4

2. In your response to prior comment 2 you provide proposed revised disclosure of the referenced risk factor and Item disclosures. Please confirm that you intend to provide similar disclosure in the Item 3 disclosures regarding The Holding Foreign Companies
       Accountable Act.
        Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology